UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.
151 North Market Street
Wooster, Ohio 44691

REQUIRED INFORMATION

Financial Statements.  The following financial statements and schedule are filed as part of this annual report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

Administrative Committee
Wayne Savings 401(k) Retirement Plan
Wooster, Ohio

We have audited the accompanying statements of net assets available for benefits of Wayne Savings 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wayne Savings 401(k) Retirement Plan as of December 31, 2009, and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                            /s/ BKD, LLP

Cincinnati, Ohio
June 24, 2010

Federal Employer Identification Number: 44-0160260

Wayne Savings 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

Assets

	2009	2008

Investments, At Fair Value	$2,742,423	$2,058,214

Receivables
Employee contribution	10,767	-
Employer contribution	6,340	-
Accrued interest and dividends	2,862	2,383
Net Assets Available for Benefits	$2,762,392	$2,060,597

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Investment Income
Net appreciation (depreciation) in fair value of investments	$309,664	$(946,558)
Interest	1,819	1,792
Dividends	60,782	89,403

Net investment income (loss)	372,265	(855,363)

Contributions
Employer	161,412	161,638
Participants	306,732	290,825
Rollovers	34,568	17,174

	502,712	469,637

Total	874,977	(385,726)

Deductions
Benefits paid directly to participants	170,494	130,314
Administrative expenses	2,688	2,171

Total	173,182	132,485

Net Increase (Decrease)	701,795	(518,211)

Net Assets Available for Benefits, Beginning of Year	2,060,597	2,578,808

Net Assets Available for Benefits, End of Year	$2,762,392	$2,060,597

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 1:	Description of the Plan

The following description of Wayne Savings 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank (Company) for the benefit of its employees who have at least one year of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Huntington National Bank is the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the plan, subject to an overall $16,500 limitation for 2009.  Employee rollover contributions are also permitted.  The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation and profit-sharing contributions.  Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors.  Contributions are subject to certain limitations.  There are no forfeitures as the employer contributions vest immediately.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his or her contributions into any of the separate investment accounts and may change the allocation daily.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in both their voluntary contributions plus earnings thereon and the Company’s contribution portion of their accounts plus earnings thereon.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account.  At December 31, 2009 and 2008, no plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on the prime rate plus 1%.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2009
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds	$385,063	$2,438,311
Wayne Savings Bancshares, Inc. Common Stock	(75,399)	268,213
Participant loans	–	35,899

	$309,664	$2,742,423

	2008
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(800,348)	$1,706,748
Wayne Savings Bancshares, Inc. Common Stock	(146,210)	334,890
Participant loans	–	16,576

	$(946,558)	$2,058,214

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2009	2008

Wayne Savings Bancshares, Inc. common stock	$268,213	$334,890
Fidelity Advisor Equity Growth Fund - Class T	373,415	262,734
Federated Capital Preservation Fund - Institutional	384,511	384,677
Fidelity Advisor Mid Cap Fund - Class T	193,733	111,934
Dreyfus S&P 500 Index Fund	178,385	142,301
Federated Capital Appreciation Fund - Class A	**	131,142
T. Rowe Price High Yield Fund – Advisor Class	177,595	121,854

**Investment represents less than 5% of the plans net assets at specified date

Information on the fully benefit-responsive contract portion carried at fair value is as follows:

	2009	2008

Average yield	3.50%	4.33%
Crediting interest rate at December 31	4.17%	4.32%
Fair value	$384,511	$384,677
Contract value	$384,511	$384,677

Note 4:	Disclosures about Fair Value of Financial Instruments

Accounting Standards Codification Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  This topic also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy and include mutual funds and Wayne Savings Bancshares, Inc. Common Stock.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy, and include participant loans.  The value of participant loans was determined using historical cost which approximates fair value.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets measured at fair value on a recurring basis and the level within the ASC 820-10 fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

2009		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds	$3,466	$3,466	$––	$––
Fixed Income Mutual Funds	721,113	721,113	––	––
Equity Mutual Funds	1,713,732	1,713,732	––	––
Wayne Savings Bancshares, Inc. Common Stock	268,213	268,213	––	––
Participant Loans	35,899	––	––	35,899
	$2,742,423	$2,706,524	$––	$35,899

2008		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds	$1,706,748	$1,706,748	$––	$––
Wayne Savings Bancshares, Inc. Common Stock	334,890	334,890	––	––
Participant Loans	16,576	––	––	16,576
	$2,058,214	$2,041,638	$––	$16,576

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements using significant unobservable (Level 3) inputs:

	2009	2008

Beginning balance	$16,576	$20,250
New Loans	26,730	-
Payments applied	(7,407)	(3,674)
Ending balance	$35,899	$16,576

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee.  The Plan paid $2,688 and $2,171 of recordkeeping fees to Huntington National Bank during 2009 and 2008.  The Company provides certain administrative services at no cost to the Plan.

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7:	Economic Conditions

The current protracted economic decline continues to present retirement plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.   The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Wayne Savings 401(k) Retirement Plan
Form 5500 E.I.N. 34-0606020 Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

  December 31, 2009

* Party in interest

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual funds
*Huntington Dividend Capture Fund IV	4,616 shares	$38,680	$36,280
Federated Capital Preservation Fund - Institutional	38,451 shares	384,511	384,511
Fidelity Advisor Short Fixed Income Fund - Class T	6,486 shares	59,703	58,759
Pimco Total Return Fund-Administrative Class	9,282 shares	99,805	100,249
T. Rowe Price High Yield Fund - Advisor Class	27,706 shares	177,601	177,595
American Balanced Fund - Class R-4	6,662 shares	93,444	107,859
American Century Growth Fund - Class R	1,613 shares	33,077	34,927
Columbia Small Cap Core Fund - Class A	7,585 shares	106,021	91,631
Dreyfus S&P 500 Index Fund	5,701 shares	189,104	178,385
Dreyfus Small Cap Index Fund	1,243 shares	24,660	20,666
Federated Capital Appreciation Fund - Class A	7,804 shares	161,767	132,675
Fidelity Advisor Equity Growth Fund - Class T	8,568 shares	408,196	373,415
Fidelity Advisor Mid Cap Fund - Class T	11,856 shares	251,573	193,733
MFS Value Fund – Class R-2	2,656 shares	52,890	54,775
Franklin Templeton Growth Fund - Class A	7,494 shares	160,960	125,970
Vanguard Target Retirement 2005 Fund	3,010 shares	28,233	33,051
Vanguard Target Retirement 2010 Fund	2,704 shares	50,986	55,493
Vanguard Target Retirement 2015 Fund	8,783 shares	92,510	99,331
Vanguard Target Retirement 2020 Fund	342 shares	6,555	6,840
Vanguard Target Retirement 2025 Fund	2,598 shares	27,732	29,413
Vanguard Target Retirement 2030 Fund	4,975 shares	88,172	96,071
Vanguard Target Retirement 2035 Fund	388 shares	4,419	4,507
Vanguard Target Retirement 2040 Fund	437 shares	7,519	8,319
Vanguard Target Retirement 2045 Fund	1,116 shares	10,863	13,418
Vanguard Target Retirement 2050 Fund	888 shares	15,030	16,972

Common stocks
*Wayne Savings Bancshares, Inc	46,164 shares	637,201	268,213

Money market funds
*Huntington Money Market Fund	3,466 shares	3,466	3,466

*Participant loans	4.25% to 9.25%	35,899	35,899

		$3,250,577	$2,742,423

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 25, 2010	By:	/s/ H. Stewart Fitz Gibbon III
H. Stewart Fitz Gibbon III
Trustee

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm